Exhibit 12.1

Intrepid Potash, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Intrepid Potash, Inc.
	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$9,600	$10,811	$38,093	$136,927	$175,261	$75,043

Additions:
Fixed charges	2,271	9,471	9,757	2,244	2,435	2,782
Amortization of capitalized interest	39	153	101	—	—	—
	2,310	9,624	9,858	2,244	2,435	2,782
Subtractions:
Capitalized interest	(23)	(456)	(3,375)	—	—	—

Earnings as adjusted	$11,887	$19,979	$44,576	$139,171	$177,696	$77,825

Fixed charges:
Interest expensed on indebtedness	$1,574	$6,320	$4,539	$510	$412	$353
Capitalized interest	23	456	3,375	—	—	—
Amortization of debt expense	93	368	367	342	401	222
Interest within rent expense	581	2,327	1,476	1,392	1,622	2,207
Total fixed charges	$2,271	$9,471	$9,757	$2,244	$2,435	$2,782

Ratio of earnings to fixed charges	5.2	2.1	4.6	62.0	73.0	28.0